

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

Mail Stop 4720

June 26, 2009

Robert R. Hill, Jr.
President and Chief Executive Officer
SCBT Financial Corporation
520 Gervais Street
Columbia, SC 29201

>      **Re:    SCBT Financial Corporation**
>             **Form 10-K for Fiscal Year Ended December 31, 2008**
>             **Form 10-Q for Fiscal Quarter Ended March 31, 2009**
>             **Form 8-K filed April 28, 2009**
>             **File No. 001-12669**

Dear Mr. Hill:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis, page 33

Loan Portfolio, page 48

1.      We note Table 9 on page 50 showing the maturity distribution of your loans. We also note you have not stipulated which loans have floating or adjustable interest rates in accordance with Section III.B of Guide 3. In addition, we note Table 11

on page 53 does not delineate the charge-offs and recoveries by loan category in accordance with Section IV.A of Guide 3. Lastly, we could not find the information required by Section IV.B of Guide 3. Please provide us with this information for the required periods and confirm you will provide all of this data in future filings.

Nonaccrual Loans and Total Nonperforming Assets, page 50

2.      We note that non-performing loans have increased from $6.3 million as of December 31, 2007 to $14.9 million as of December 31, 2008 and then to $21.3M as of March 31, 2009. We also note your discussion of the seven loans which drove the increase in nonaccrual loans as of December 31, 2008 and the two commercial land loans which drove the increase as of March 31, 2009. Please tell us and expand your discussion of these loans in future filings to include the following information:

- When the loans were originated;
- When the loans became non-performing;
- The underlying collateral supporting the loans;
- The last appraisals obtained for the loans, as applicable; and
- Any other pertinent information deemed necessary to understand your review of the loans and related accounting for the loans as of December 31, 2008, March 31, 2009 and through the date of your response.

3.      We note you recorded approximately $10.7 million in additional loss provision due to higher net charge-offs as well as loan growth during the year ending December 31, 2008. Please tell us and revise future filings to more fully discuss the reasons for the provision in the period. Additionally, tell us to what extent, if any, these conditions have changed from December 31, 2008 to the current date and discuss how your interim 2009 provisions have been impacted.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Certain Relationships and Related Transactions, page 41 of Definitive Proxy Statement on Schedule 14A

4.      We note the disclosure that loans to related persons were made on substantially the same terms as those prevailing at the time for comparable transactions with other persons. Please confirm, and revise future filings to disclose, if accurate, that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Refer to Instruction 4.c. to Item 404(a) of Regulation S-K.

Financial Statements

Note 1 - Summary of Significant Accounting Policies

Allowance for Loan Losses, page F-13

5.      We note your disclosure of your accounting policies with respect to impaired
        loans that states "[l]arge groups of smaller balance homogeneous loans are
        collectively evaluated for impairment." As paragraph 6.a of SFAS 114
        specifically scopes out large groups of smaller-balance homogeneous loans that
        are collectively evaluated for impairment, please tell us and clarify this policy in
        future filings.

Note 4 – Investment Securities, page F-21

6.      We note the significant unrealized losses related to your trust preferred securities
        at December 31, 2008 and March 31, 2009. We have the following comments:

    •   Please provide us a full detailed analysis of these securities' impairment as of
        December 31, 2008 and March 31, 2009, that identifies all available evidence,
        explains the relative significance of each piece of evidence, and identifies the
        primary evidence on which you rely to support a realizable value equal to or
        greater than the carrying value of the investment.

    •   Please provide us and consider disclosing in future filings a table detailing the
        following information for your trust preferred securities: deal name, single-issuer
        or pooled, class, book value, fair value, unrealized gain/loss, credit ratings,
        number of banks in issuance, deferrals and defaults as a percentage of collateral,
        and excess subordination after taking into account your best estimates of future
        interest deferrals and defaults.

Form 10-Q for Fiscal Quarter Ended March 31, 2009

Balance Sheet, page 1

7.      We note your investment in FHLB Atlanta stock. We also note that you did not
        consider this investment other than temporarily impaired as of March 31, 2009.
        In order to provide more transparent disclosure, please tell us, and revise your
        future filings to disclose, how you considered any positive and negative factors
        in reaching this conclusion. Please discuss how you considered the fact that the
        FHLB did not make any dividend payments in the fourth quarter of 2008 and will
        not make any dividend determination until after the end of each quarter and after
        quarterly results are known. You may refer to the guidance of paragraphs 12.21

to 12.25 of the AICPA Audit Guide for Depository and Lending Institutions and paragraph 8(i) of SOP 01-06.

Management's Discussion and Analysis

Problem Loans, page 26

8.      We note your disclosure regarding the Office of the Comptroller of the Currency's closure of Silverton Bank on May 1, 2009. Further, we note that you had three loan participations with Silverton with an aggregate outstanding participation loan balance of approximately $4.0 million and one piece of OREO that resulted in a charge off of $1.7 million. Please tell us and revise future filings to state your original loan balances, number of loans, non-accrual and nonperforming loan amounts, and the timing and amounts charged-off for your Silverton loan participations. In addition, please provide us with your basis for any remaining loan balances on your balance sheet as of March 31, 2009 and June 30, 2009, when available.

Form 8-K filed April 28, 2009

General

9.      We note your presentations of average tangible equity, tangible equity to tangible assets, tangible book value and other variations of these measures within this filing and the Form 10-K as of December 31, 2008. These measures appear to be non-GAAP measures as defined by Regulation G and Item 10(e) of Regulation S-K as they are not required by GAAP, Commission Rules, or banking regulatory requirements. To the extent you plan to provide these non-GAAP financial measures in the future, please address the following:

a.   To the extent these measures are disclosed in future filings with the Commission, you should comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the ratio as a non-GAAP measure and complying with all of the disclosure requirements.

b.   To the extent that you plan to disclose these measures in future Item 2.02 Forms 8-K, you should provide all of the disclosures required by Regulation G and Item 10(e)(1)(i) of Regulation S-K as required by Instruction 2 to Item 2.02 of Form 8-K.

c.   To the extent you disclose or release publicly any material information that includes a non-GAAP measure, such as these measures in your Item 8.01 Form 8-K, you should be cognizant of the requirements in Regulation G to label the measure as non-GAAP and provide a reconciliation to the most closely comparable GAAP measure.

Robert R. Hill, Jr.
SCBT Financial Corporation
June 26, 2009
Page 5

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Babette Cooper, Staff Accountant, at (202) 551-3396 or John Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3419 with any other questions.

Sincerely,


Christian Windsor
Special Counsel